EXHIBIT 99.1

POET Technologies Announces Development & Supply Agreement with Leading European Optical Systems Company for a 400G Data Center Application

TORONTO, Sept. 09, 2020 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, announced today that it has signed a development and supply agreement with a leading European optical systems company with global operations for a 400G data center application.

The contract includes a nominal amount of Non-Recurring Engineering (NRE) funding to design optical engines based on the POET Optical Interposer for a 400G application, along with a Purchase Order for initial production units. The design and development stage is expected to extend through March 2021, with production planned for June 2021, consistent with the Company’s recently updated roadmap presented at its shareholder meeting held on August 26, 2020.  The customer is a leading provider of optical networking systems for data center and enterprise applications. However, due to confidentiality, the name of the customer and the specifics of the end application cannot be disclosed.

Also highlighted at the recent shareholder meeting by Dr. Suresh Venkatesan, POET’s Chief Executive Officer, unprecedented levels of demand are driving massive investments in global internet infrastructure. 400G represents the next generation of optical interconnect solutions for data communications, now in the initial stages of adoption by cloud data center operators.  Such demand translates directly to fiber and related optical devices, including for optical engines based on the POET Optical Interposer, a platform that integrates diverse components into a single chip-scale device at lower cost and higher performance.

“The agreement is further evidence of the expanding customer interest in POET’s optical engines and the pace at which our product development is progressing,” said Vivek Rajgarhia, POET’s President & General Manager.  “Over the next several months, we expect demand from additional customers will increase further as we continue to demonstrate the full capabilities of the Optical Interposer. Our platform utilizes a novel approach to integrating key electronic, photonic and optical components into a full transmit and receive optical engine, broadly applicable to data center and telecommunications products.  We look forward to reporting our progress on a regular basis and announcing additional customer engagements and partnerships as we are able.”

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, the form and potential of its planned joint venture, if approved, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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